VIA EDGAR
                                        July 21, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Madeleine Mateo and Tonya Aldave
100 F Street, N.E.
Washington, D.C. 20549

Re:    NewtekOne, Inc.
    Amendment No. 3 to Registration Statement on Form S-3
    Filed: April 21, 2023
    File No. 333-269452

Ladies and Gentlemen:
On behalf of NewtekOne, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-3, filed April 21, 2023 (“Amendment No. 3”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
1.Your response does not provide the staff with sufficient support for your conclusion that you did not meet the definition of an investment company under the Investment Company Act (the “Act”) subsequent to your withdrawal of the election to be regulated as a business development company (a “BDC”). Please update your risk disclosure to indicate that the staff may disagree with your conclusions that (i) loans held by you and your subsidiaries are not securities as defined in the Act and that (ii) you did not meet the definition of an investment company under section 3 of the Act subsequent to your withdrawal of the election to be regulated as a BDC.
Alternatively, please supplementally provide additional detail regarding what the receivables between NSBF, you, and your affiliates relate to. In addition, please provide your detailed legal analysis regarding why such obligations of related parties to pay NSBF should not be viewed as a note or evidence of indebtedness as referenced in section 2(a)(36) of the Act, including why your description of these as “ordinary course intercompany transactions” affects your analysis under the Act. Please cite to relevant legal authority under the Act. In this regard, we note that the “PWC Viewpoint” you have cited describes the terminology that can be used for these intercompany payables and receivables; please describe its relevance to your conclusion that amounts due from related parties are not securities as defined in the Act.
Finally, to the extent that disclosure is updated to indicate that you may be able to rely on Rule 3a-2, please supplementally respond to comment 5 from our letter dated June 2, 2023, including by providing complete analysis regarding when the one-year period commenced pursuant to Rule 3a-2(b). In this regard, we note that Rule 3a-2(b) could operate to foreclose the possibility of your reliance on the rule subsequent to your withdrawal of the election to be regulated as a BDC, to the extent that, for example, NSBF owned—on a date more than one year prior to the withdrawal of such election—investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Response: The Company undertakes to update its risk disclosure to include the following risk factor:

If we are deemed to be an investment company under the Investment Company Act of 1940, we will not be able to successfully execute our business strategy.

Certain of our subsidiaries rely on Rule 3a-7 to exclude their securitization activities from the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, the Company has determined that, after withdrawing its election to be treated as a business development company, it is not an “investment company” because it neither holds more than 40% of its assets in “investment securities,” nor is it primarily engaged in, or holding itself out as being primarily engaged in, the business of investing, reinvesting or trading in securities. As a part of its determination, the Company has determined that certain of the loans held by its subsidiaries are neither securities nor “investment securities” under the 1940 Act.

However, the staff of the SEC may disagree with our conclusions that (i) loans held by us and our subsidiaries are not securities as defined in the Act and that (ii) the Company did not meet the definition of an investment company under section 3 of the 1940 Act subsequent to our withdrawal of the election to be regulated as a BDC. If the SEC or a court determines that one or more of our subsidiaries’ activities cause us to fall within the definition of an “investment company,” and if no exemption is available, we could be required to register under the 1940 Act. Compliance with the 1940 Act, as a registered investment company, would require us to significantly alter our business and could impair our ability to operate as financial holding company, with potential adverse impacts on our business, and, thus, our shareholders.

In addition to including the above risk factors, the Company notes that, as of June 30, 2023, the Company calculates that at least 91.30% of NSBF’s total assets are assets other than “investment securities.” Even if the Company considered its intercompany receivables and the guaranteed portions of its SBA 7(a) loans to be “investment securities,” “investment securities” would represent only 34.38% of NSBF’s total assets as of June 30, 2023. Accordingly, NSBF was not an investment company at that date, and the equity the Company held in NSBF was not an investment security. Additionally, as of June 30, 2023, the Company estimates that the combined value of NSBF and Newtek Bank constituted approximately 74% of the Company’s total assets (excluding cash items and Government securities) on an unconsolidated basis. As a result, as of June 30, 2023, the Company was not an investment company.

As discussed previously, NSBF has ceased loan origination operations and will hold only existing loans, which will be serviced by a subsidiary of Newtek Bank. All current and future SBA 7(a) loans are and will be originated at Newtek Bank. As a result, the Company expects NSBF’s value to decrease, and Newtek Bank’s value to increase, as a percentage of the Company’s total assets. Moreover, as the Company previously explained, the Company’s assets other than NSBF and Newtek Bank primarily consist of wholly owned operating subsidiaries that provide insurance services, webhosting, and payment processing services, among other things.  These other subsidiaries are not investment companies, and the equity the Company owns in them is not investment securities.

The Company confirms it has controls in place and will continue to monitor its status under the 1940 Act on a going-forward basis.

* * *

If you have any questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

                            Very truly yours,

                            /s/ Barry Sloane
                            Barry Sloane
                            Chief Executive Officer, President and Chairman
of the Board

cc:     Michael A. Schwartz, Chief Legal Officer
    Jared M. Fishman, Sullivan & Cromwell LLP
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